Exhibit 17.1

August 25, 2026

Board of Directors

Core Laboratories LP

6316 Windfern Road

Houston, TX 77040

Dear Board Members,

I write to inform you of my decision to resign from my position as a member of the Board of Directors of Core Laboratories, where I am the chairman of the Nominating, Governance, and Sustainability Committee, and member of the Compensation Committee. I intend my resignation to be effective on October 1, 2026.

This decision to resign has been a very difficult one, as I have genuinely benefited from, and enjoyed my association with, a seasoned group of directors. I have however had some concerns about governance and strategic direction. These are issues that have been difficult for me to navigate, and I have therefore made the determination that my departure would be in the best interest of the company.

I am thankful for the opportunity to serve on the board, and for the insights that I gained during my tenure. I am committed to ensuring a smooth transition and will make myself available to supporting the company’s mission. Please let me know if I can be of assistance in a different capacity.

Sincerely,

/s/ Kwaku Temeng